UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number 001-37965

TiGenix

Romeinse straat 12

3001 Leuven, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐            No  ☒

EXPLANATORY NOTE

TiGenix is furnishing this Form 6-K/A, which amends and restates in its entirety TiGenix’s report on Form 6-K furnished to the Securities and Exchange Commission on September 21, 2017 (the “Original Form 6-K”).  The Original Form 6-K included TiGenix’s condensed consolidated financial statements as of and for the six-month period ended June 30, 2017 (the “Original 6M17 Financials”), which contained certain clerical errors.

The financial statements included as Exhibit 99.1 hereto correct and replace in their entirety the Original 6M17 Financials.

The Original 6M17 Financials contained the following clerical errors:

1.              Note 2 to the Original 6M17 Financials, under the heading “Liquidity”, incorrectly referred to net cash used in operating activities of EUR 15.9 million for the six-month period ended June 30, 2017. That figure has been corrected in Exhibit 99.1 hereto to refer to EUR 16.3 million.

2.              Note 6 to the Original 6M17 Financials included errors in the columns “Carrying amount” and “Fair value” in the table of fair value of financial instruments as at December 31, 2016 as shown in the tables below. These errors have been corrected in Exhibit 99.1 hereto.

Table from Note 6 as included in the Original 6M17 Financials:

Corrected table from Note 6 as included in Exhibit 99.1 hereto:

ITEM 1 — INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the corrected condensed consolidated financial statements as of and for the six-month period ended June 30, 2017.

ITEM 2 — EXHIBITS

The following exhibits are filed as a part of this report:

Exhibit Number	Exhibit Description

99.1	Corrected condensed consolidated financial statements as of and for the six-month period ended June 30, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIGENIX

Date: December 21, 2017

	By:	/s/ Eduardo Bravo
Name: Eduardo Bravo Fernández de Araoz
Title: Chief Executive Officer